Pricing Term Sheet	Filed pursuant to Rule 433
dated as of March 24, 2009	Registration File No. 333-149887
Supplementing the Preliminary
Prospectus Supplement
dated March 24, 2009
Newell Rubbermaid Inc.
Offering of
$300,000,000 aggregate principal amount of
5.50% Convertible Senior Notes due 2014
(the “Convertible Senior Notes Offering”)
The information in this pricing term sheet relates only to the Convertible Senior Notes Offering and should be read together with (i) the preliminary prospectus supplement dated March 24, 2009, including the documents incorporated by reference therein, and (ii) the related base prospectus dated March 25, 2008, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-149887.

Issuer:	Newell Rubbermaid Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	NWL / The New York Stock Exchange (“NYSE”).

Trade Date:	March 24, 2009.

Settlement Date:	March 30, 2009.

Notes:	5.50% Convertible Senior Notes due 2014.

Aggregate Principal Amount Offered:	$300.0 million aggregate principal amount of Notes (excluding the underwriters’ option to purchase up to $45.0 million of additional aggregate principal amount of Notes to cover over-allotments, if any).

Public Offering Price:	$1,000 per Note / $300.0 million total.

Underwriting Discounts and Commissions:	$30.00 per Note / $9.0 million total.

Proceeds, Before Expenses, to the Issuer:	$970 per Note / $291.0 million total.

Maturity:	The Notes will mature on March 15, 2014, subject to earlier repurchase or conversion.

Annual Interest Rate:	5.50% per annum.

Interest Payment and Record Dates:	Interest will accrue from March 30, 2009, and will be payable semiannually in arrears on March 15 and September 15 of each year, beginning on September 15, 2009, to the person in whose name a Note is registered at the close of business on March 1 or September 1, as the case may be, immediately preceding the relevant interest payment date.

NYSE Last Reported Sale Price on March 24, 2009:	$6.62 per share of the Issuer’s common stock.

Conversion Premium:	30.0% above the NYSE Last Reported Sale Price on March 24, 2009.

Initial Conversion Price:	Approximately $8.61 per share of the Issuer’s common stock.

Initial Conversion Rate:	116.1980 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Conversion Trigger Price:	Approximately $11.19, which is 130% of the Initial Conversion Price.

Use of Proceeds:	The Issuer estimates that the proceeds from the Convertible Senior Notes Offering will be approximately $291.0 million ($334.7 million if the underwriters exercise their option to purchase additional Notes in full), after deducting fees and before estimated expenses. The Issuer expects to use (i) a portion of the net proceeds for the cost of the convertible note hedge transactions after such cost is offset by the proceeds of the warrant transactions described in “Convertible Note Hedge and Warrant Transactions” in the preliminary prospectus supplement dated March 24, 2009 and (ii) the remaining proceeds for general corporate purposes, including to repay short-term indebtedness.

Commissions and Discounts:	The underwriters have advised the Issuer that they propose initially to offer the Notes at a price of 100% of the principal amount of Notes, plus accrued interest from the original issue date of the Notes, if any, and to dealers at a price less a concession not in excess of 1.8% of the principal amount of the Notes, plus accrued interest from the original issue date of the Notes, if any. The following table shows the public offering price, underwriting discount and proceeds before expenses (which expenses, not including the underwriting discount, are estimated to be $1.0 million and are payable by the Issuer) to the Issuer. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Note	Without Option	With Option
Public offering price	$1,000	$300,000,000	$345,000,000
Underwriting discount	$30	$9,000,000	$10,350,000
Proceeds, before expenses, to the Issuer	$970	$291,000,000	$334,650,000

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (49.5%) and J.P. Morgan Securities Inc. (49.5%)

Co-Manager:	Friedman, Billings, Ramsey & Co., Inc. (1%)

CUSIP Number:	651229 AH9

Convertible Note Hedge and Warrant Transactions:	The convertible note hedge transactions cover, subject to anti-dilution adjustments substantially similar to those applicable to the Notes, approximately 34.86 million shares of the Issuer’s common stock. The warrants issued to affiliates of the underwriters of the Notes cover, subject to customary anti-dilution adjustments, approximately 34.86 million shares of the Issuer’s common stock. The cost of the convertible note hedge transactions, after being partially offset by the proceeds from the sale of the warrants, was $31.5 million. If the option granted to the underwriters to purchase additional Notes is exercised, the Issuer will use a portion of the net proceeds from the sale of the additional

Notes to increase the size of the convertible note hedge transactions. The Issuer will also sell additional warrants, which would result in additional proceeds to it.

Adjustment to Shares Delivered Upon Conversion Upon a Make-whole Fundamental Change:	The following table sets forth the number of additional shares to be added to the conversion rate per $1,000 principal amount of Notes for each stock price and effective date set forth below:

	Stock Price
Effective Date	$6.62	$7.00	$8.00	$9.00	$10.00	$15.00	$20.00	$30.00	$40.00	$60.00
March 30, 2009	34.8594	30.6396	22.7911	17.9856	14.9102	8.7127	6.4871	4.3548	3.2887	2.2227
March 15, 2010	34.8594	29.8225	21.2184	16.1056	12.9676	7.2666	5.4111	3.6374	2.7492	1.8604
March 15, 2011	34.8594	28.9559	19.3749	13.8717	10.6818	5.6598	4.2178	2.8362	2.1429	1.4487
March 15, 2012	34.8594	27.8872	17.0190	11.0391	7.8544	3.8531	2.8725	1.9186	1.4410	0.9612
March 15, 2013	34.8594	26.6591	13.1722	6.9058	4.1841	2.0141	1.5208	1.0284	0.7814	0.5288
March 15, 2014	34.8594	26.6591	8.8020	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
The exact stock prices and effective dates may not be set forth in the table above, in which case:
•	If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $60.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•	If the stock price is less than $6.62 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.
Notwithstanding the foregoing, in no event will the conversion rate exceed 151.0574 per $1,000 principal amount of Notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rate Adjustments” in the preliminary prospectus supplement dated March 24, 2009.

The Issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from Merrill Lynch & Co., Attn: Prospectus Department, 4 World Financial Center, New York, NY 10080, (866) 500-5408 or J.P. Morgan Securities Inc., National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, (718) 242-8002.
This communication should be read in conjunction with the preliminary prospectus supplement dated March 24, 2009 and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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